June 12, 2008

U.S. Securities and Exchange Commission			Copies sent via Federal Express
100 F Street N.E.
Washington, D.C. 20549
Attn:		Mr. Alan Morris
Mail Stop 6010

	RE:	Flowserve Corporation
Form 10-K
Filed February 27, 2008
File No. 1-13179
Dear Mr. Morris:
     Flowserve Corporation, a New York corporation (the “Company”), hereby transmits this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 27, 2008 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K (File No. 1-13179) (the “Form 10-K”), which was addressed to Lewis M. Kling, President and Chief Executive Officer of the Company.
     This letter sets forth the Company’s response to the Staff’s comment presented in the Comment Letter. For convenience, the heading and numbered paragraph below correspond to those in the Comment Letter, with the Staff’s comment presented in bold face. We are also sending a copy of this letter via overnight delivery to your attention.
Item 1. Business
1.	We note the joint venture agreements with each of Changsha Pump Works and Al Rashaid Group that you have highlighted under “Flowserve Pump Division” on page 2. Please file those agreements as exhibits to your future filings or provide us with your analysis as to why you are not required to file such agreements as exhibits to your filings under Item 601(b)(10) of Regulation S-K.
     We note the Staff’s comment and, in response, we have analyzed the materiality of the joint venture agreements with each of Changsha Pump Works and Al Rashaid Group (together, the “Agreements”) within the context of Item 601(b)(10) of Regulation S-K. Currently, the projects represented by the Changsha Pump Works joint venture and the Al Rashaid Group joint venture have not been completed. Through March 31, 2008, both the Changsha Pump Works project and the Al Rashaid Group project had generated only nominal revenues and operating

U.S. Securities and Exchange Commission
June 12, 2008

losses. At March 31, 2008, the Company’s investment in the Changsha Pump Works joint venture was valued at approximately $660,000, and the Company’s investment in the Al Rashaid Group joint venture was valued at approximately $500,000.
     The Company’s identification of, and disclosure relating to, the Agreements in the Form 10-K was included for the purpose of providing examples of the Flowserve Pump Division’s commitment to expanding operations in China and the Middle East, rather than for the purpose of highlighting material contracts upon which the Company’s business is substantially dependent. While the Company anticipates that these Agreements will contribute significantly to the Company’s operations in the future and is taking action in furtherance thereof, there has been no material contribution to the Company’s operations from either Agreement to date, and the Company’s business is not currently dependent on either Agreement. Additionally, the value of each Agreement, when viewed in relation to the Company’s total assets reported as of December 31, 2007 and March 31, 2008 (approximately $3.5 billion and $3.7 billion, respectively), further illustrates the Company’s lack of dependence on the Agreements and the Agreements’ lack of materiality to the Company.
     On the basis of the foregoing, we have determined that neither of the Agreements are material to the Company and, as such, are not “material contracts” pursuant to the provisions of Item 601(b)(10) of Regulation S-K. Accordingly, we believe the Company is not required to file either of the Agreements as an exhibit to its filings with the Commission, including the Form 10-K, at this time.
     We will review and revise the Company’s disclosure in all future filings, as appropriate, to further ensure that the condition of the Agreements’ materiality, as well as the materiality of any other agreements identified in the Company’s filings with the Commission, is more clearly conveyed to the reader. Additionally, we hereby confirm that we will continue to evaluate the materiality of each of the Agreements on an ongoing basis as necessary to ensure the Company’s compliance with its disclosure obligations, including the obligation to file one or both of the Agreements as exhibits to the Company’s filings with the Commission, should the condition of either Agreement’s materiality to the Company change in the future.
     The Company hereby acknowledges that:
(i) it is responsible for the adequacy and accuracy of the disclosure in its filings;
(ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
(iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
June 12, 2008

     Thank you for your continued cooperation regarding this matter. Please contact me at (972) 443-6610 with any questions regarding the foregoing response or if you have any other questions.
Sincerely,

/s/ Luke Alverson

Luke Alverson
Senior Securities Counsel
Flowserve Corporation